Mail Stop 3561

				February 9, 2006

By Facsimile and U.S. Mail

Mr. Vincent Russo
Chief Accounting Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016


		Re:	Phillips-Van Heusen Corporation
			Form 10-K for the year ended January 30, 2005
			Filed April 14, 2005
			File No. 1-07572


Dear Mr. Russo:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year-End January 30, 2005

Item 1. Business, page 2

Sourcing and Production, page 10

1. We note that 95% of your products were produced by foreign manufactures, and that you enter into hedging contracts for exposure related to price changes in foreign currency against the US Dollar.
In this regard, we note that you disclose the aggregate transaction gain or loss recorded in your consolidated statements of income for the three years ended January 30, 2005. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph 32 of SFAS 52. You should also consider enhancing your MD&A discussion to discuss how changes in foreign currencies have impacted your results of operations for any un-hedged, or non-dollar denominated, purchases of raw material, or finished products.

Consolidated Balance Sheets, page F-3

2. Please describe to us what analysis was performed with regard to the application of SFAS no. 150 to your Series B convertible preferred stock. Please be as detailed as possible and include a discussion of the conversion feature. See paragraphs A7 and A9 of Statement no. 150. Lastly, explain and prospectively disclose any liquidation preferences that may exist with your preferred stock See
SFAS no. 129.

Note 3. Acquisition of Arrow Tradename, page F-12

3. We note that you acquired an entity that licenses the Arrow trademark. Tell us how much consideration was paid for this entity.
It appears that you have not assigned any value to the existing contracts and business relations of this entity. Tell us what consideration you gave to the value of the existing trademark licensees.

Note 17. Segment Data, page F-25

4. Please tell us in more detail how you determined that you have only two reportable segments. We note that you sell different products (e.g. dress shirts, sportswear, and footwear), you have different distribution channels (e.g. wholesale and retail) and you manufacture and source products. You also market private label and branded products. Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. In this regard, please explain to us in detail your operating segments and provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Valuation and Qualifying Accounts, page F-36

5. In future filings, please revise Schedule II filed pursuant to Rule 5-04 of Regulation S-X to separately disclose the amounts charged to costs and expenses and to net sales. The additional disclosure may be provided in a footnote to the table. See Rule 12-
09 of Regulation S-X.

```		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

				Sincerely,



				Michael Moran, Esq.
			Branch Chief

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Mr. Vincent Russo
Phillips-Van Heusen Corporation
February 9, 2006
Page 4